United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One) Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statement on Form F-3ASR (File No. 333-182394).

EXHIBITS

Pricing Agreement, dated November 28, 2012 (incorporating the Underwriting Agreement – Standard Provisions dated June 28, 2012) among América Móvil, S.A.B. de C.V., as Issuer, and Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC, Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC and their respective Mexican affiliates, as Underwriters.	Exhibit 1.1

Fifth Supplemental Indenture, dated as of December 5, 2012, among América Móvil, S.A.B. de C.V., as Issuer, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as London Paying Agent and London Transfer Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent, relating to the 6.45% Senior Notes due 2022.	Exhibit 4.1

Specimen of Global Note representing the 6.45% Senior Notes due 2022.	Exhibit 4.2

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated December 5, 2012.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated December 5, 2012.	Exhibit 5.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

2